Realworld.com, LLC
Statement of Changes in Members' Equity
From October 19, 2022 (Inception) to December 31, 2022
(Unaudited)

	Membership Interest Units					
	Units	Amount		Accumulated Deficit		Total Members' Equity
Balance, October 19, 2022 (Inception)		$ -	$	-	$	-
Net loss				(45,371)		(45,371)
Balance, December 31, 2022	-	$ -	$	(45,371)	$	(45,371)